HIGHLAND FUNDS II

200 Crescent Court, Suite 700

Dallas, Texas 75201

February 27, 2014

VIA EDGAR

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Services

Re:	Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A for Highland Frontier Debt Fund, a series of Highland Funds II (the “Registrant”) (File Nos. 033-51308 and 811-07142)

To the Commission:

The Registrant hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “1933 Act”) the withdrawal of Post-Effective Amendment No. 93 under the 1933 Act and Amendment No. 95 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A which was filed as EDGAR submission type 485APOS with Securities and Exchange Commission on March 13, 2012, (Accession No. 0001193125-12-112623) for the purpose of adding one additional series to the Registrant, namely, the Highland Frontier Debt Fund (the “Fund”).

Please note that the Registrant filed (i) Post-Effective Amendment No. 94 under the 1933 Act and Amendment No. 96 under the 1940 Act, (ii) Post-Effective Amendment No. 95 under the 1933 Act and Amendment No. 97 under the 1940 Act, (iii) Post-Effective Amendment No. 96 under the 1933 Act and Amendment No. 98 under the 1940 Act, (iv) Post-Effective Amendment No. 97 under the 1933 Act and Amendment No. 99 under the 1940 Act, (v) Post-Effective Amendment No. 98 under the 1933 Act and Amendment No. 100 under the 1940 Act, (vi) Post-Effective Amendment No. 99 under the 1933 Act and Amendment No. 101 under the 1940 Act, (vii) Post-Effective Amendment No. 100 under the 1933 Act and Amendment No. 102 under the 1940 Act, (viii) Post-Effective Amendment No. 101 under the 1933 Act and Amendment No. 103 under the 1940 Act, (ix) Post-Effective Amendment No. 104 under the 1933 Act and Amendment No. 106 under the 1940 Act, (x) Post-Effective Amendment No. 105 under the 1933 Act and Amendment No. 107 under the 1940 Act, (xi) Post-Effective Amendment No. 113 under the 1933 Act and Amendment No. 116 under the 1940 Act, (xii) Post-Effective Amendment No. 114 under the 1933 Act and Amendment No. 117, (xiii) Post-Effective Amendment No. 117 under the 1933 Act and Amendment No. 120 under the 1940 Act, (xiv) Post-Effective Amendment No. 118 under the 1933 Act and Amendment No. 121 under the 1940 Act, (xv) Post-Effective Amendment No. 119 under the 1933 Act and Amendment No. 122 under the 1940 Act, (xvi) Post-Effective Amendment No. 120 under the 1933 Act and Amendment No. 123 under the 1940 Act, (xvii) Post-Effective Amendment No. 121 under the 1933 Act and Amendment No. 124 under the 1940 Act, (xviii) Post-Effective Amendment No. 122 under the 1933 Act and Amendment No. 125 under the 1940 Act ,(xix) Post-Effective Amendment No. 123 under the 1933 Act and Amendment No. 126 under the 1940 Act, (xx) Post-Effective

Amendment No. 124 under the 1933 Act and Amendment No. 127 under the 1940 Act, (xxi) Post-Effective Amendment No. 125 under the 1933 Act and Amendment No. 128 under the 1940 Act, (xxii) Post-Effective Amendment No. 126 under the 1933 Act and Amendment No. 129 under the 1940 Act, and (xxiii) Post-Effective Amendment No. 128 under the 1933 Act and Amendment No. 130 under the 1940 Act. Each above-mentioned Amendment to the Registration Statement was filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the 1933 Act solely for the purpose of delaying the effectiveness of Post-Effective Amendment No. 93.

No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Please direct any comments or questions on this filing to the undersigned at (972) 419-2575.

Very truly yours,

/s/ Ethan Powell

Ethan Powell

Secretary of Highland Funds II